SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _1_)*

ZAYO GROUP HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98919V105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919V105	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Oak Associates XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98919V105	13G/A	Page 4 of 6 Pages

Item 1(a).	NAME OF ISSUER

Zayo Group Holdings, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1805 29th Street, Suite 2050 Boulder, CO 80301

Item 2(a).	NAME OF PERSON FILING

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

	(i)	Oak Investment Partners XII, Limited Partnership

	(ii)	Oak Associates XII, LLC

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of each of the Reporting Persons is c/o Oak Investment Partners, 901 Main Avenue, Suite 600, Norwalk, CT 06851.

Item 2(c).	CITIZENSHIP

	(i)	Oak Investment Partners XII, Limited Partnership	Delaware

	(ii)	Oak Associates XII, LLC	Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share ("Common Stock").

Item 2(e).	CUSIP NUMBER

98919V105

Item 3.

Not applicable.

CUSIP No. 98919V105	13G/A	Page 5 of 6 Pages

Item 4.	OWNERSHIP
Ownership (a-c)
	The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 244,866,876 shares of the Issuer’s Common Stock outstanding as of November 6, 2015.

	Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	Oak Investment Partners XII, Limited Partnership	0	0.0%	0	0	0	0
	Oak Associates XII, LLC	0	0.0%	0	0	0	0

	The shares are directly held by Oak Investment Partners XII, Limited Partnership. Oak Associates XII, LLC is the general partner of Oak Investment Partners XII, Limited Partnership. Oak Investment Partners XII, Limited Partnership is managed by a seven-member board of managers (the “Oak Board of Managers”). Each of Oak Associates XII, LLC and the individual members of the Oak Board of Managers disclaims beneficial ownership of the shares held of record by Oak Investment Partners XII, Limited Partnership.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 98919V105	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 8, 2016

Oak investment partners xii, limited partnership
By: Oak Associates XII, LLC, its general partner

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Partner

OAK ASSOCIATES XII, LLC

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Partner